Exhibit 99.1

Buckle Selects Sapiens Digital Financial Solutions for Gateway Insurance Company

Gateway, a licensed carrier across 47-states owned by Buckle, selects Sapiens integrated financial solutions to further streamline and automate insurance processes

JERSEY CITY, N.J. and RALEIGH, N.C. — Dec. 1, 2020 — Buckle, a tech-enabled financial services company, announced its licensed carrier, the Gateway Insurance Company, has selected Sapiens Americas, a wholly owned subsidiary of Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry. Gateway has launched a unique digital fronting strategy™ with multiple value-propositions for partners through an a-la-carte insurance program offering with digital capabilities. Sapiens Reinsurance GO, Sapiens FinancialPro, and Sapiens StatementPro will enable Gateway to transform its financial, compliance, and reinsurance management.

In June, Buckle announced the acquisition and recapitalization of Gateway, including its 47-state insurance licenses. Through its digital fronting strategy™, Buckle has expanded insurance coverage to include transportation network companies (TNCs), traditional taxi, limo, and livery businesses using Lyft, Uber, and other apps.

“The Gateway Insurance Company team is deeply familiar with the wide range of functionality of Sapiens’ digital solutions, so this was a natural selection,” said Marty Young, Co-founder and CEO of Buckle. “When Buckle acquired Gateway in June, Sapien’s flexibility allowed us to onboard Gateway efficiently and quickly. We look forward to our continued relationship to efficiently manage accounting, reporting, and reinsurance contracts, particularly through rapid growth and expansion.”

Combining Sapiens’ best-in-class financial and reinsurance solutions gave Buckle a one-stop-shop for many of its needs. Sapiens FinancialPro provides the statutory, GAAP, and consolidated financials necessary for Buckle to grow its portfolio of carriers, while Sapiens StatementPro makes NAIC quarterly and annual statements quicker and easier. Sapiens Reinsurance GO solution delivers the accuracy, reliability, and flexibility needed to manage multiple program partners with different reinsurance agreements.

“Sapiens is proud to have been chosen by Buckle for our comprehensive, digital financial solutions,” said Roni Al-Dor, Sapiens President and CEO. “Sapiens is a natural partner for Buckle because we share a commitment to digital transformation and to exceeding our clients’ expectations. Our industry best practices and knowledge, combined with our advanced digital financial and reinsurance platform, help insurers lower operating expenses with faster, more accurate reporting.”

Sapiens Reinsurance GO enables insurers to manage their entire range of reinsurance contracts and activities for all lines of business, offering rich accounting functionality and reporting capabilities, lowering operating expenses. For more information, click here: https://www.sapiens.com/na/solutions/sapiens-reinsurance-go/.

Sapiens FinancialPro accounting software is designed for insurers to meet their unique requirements for cash, statutory, and GAAP reporting, as well as unique allocation and consolidation needs, reducing the total cost of running financial software. For more information, click here: https://www.sapiens.com/na/solutions/sapiens-financialpro/.

Sapiens StatementPro makes the NAIC annual and quarterly statement preparation faster and simpler by offering one-click navigation between statements, pages, and form validations to the pages they reference, offering instant point and click access and expedited set-up and import. For more information, click here: https://www.sapiens.com/na/solutions/sapiens-statementpro/.

About Sapiens

Sapiens International Corporation empowers insurers to succeed in an evolving industry. The company offers digital software platforms, solutions and services for the property & casualty, life, pension & annuity, reinsurance, financial & compliance, workers’ compensation and financial markets. With more than 35 years of experience delivering to over 500 organizations globally, Sapiens has a proven ability to satisfy customers’ core, data and digital requirements. For more information: www.sapiens.com.

About Buckle

Buckle provides a financial services platform that focuses on insurance, credit and advocacy for the gig economy. The company is reinventing the insurance model to more efficiently manage risk, supporting the entire ecosystem of drivers, fleets and transportation network platforms to help everyone achieve economic freedom. Connect with Buckle on Facebook, Twitter and LinkedIn. Visit www.buckleup.com.

Media Contact (Buckle)
Tracy Wemett

BroadPR

+1-617-868-5031

tracy@broadpr.com

Media Contact (Sapiens)

Alex Zukerman

CMO and Chief of Strategy, Sapiens

+972 546 724 910

alex.zukerman@sapiens.com

All trademarks recognized.

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